Exhibit 1.01
CINTAS CORPORATION
Conflict Minerals Report
For the reporting period from January 1, 2014 to December 31, 2014
Conflict Minerals Disclosure
This Conflict Minerals Report (this “Report”) of Cintas Corporation (including its consolidated subsidiaries, the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2014 to December 31, 2014 (the “Reporting Period”).
Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended May 31, 2014 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).
The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). For the Reporting Period, the Company reasonably determined that certain of its products may contain conflict minerals. As required by Form SD, the Company has conducted a supplier qualification survey (“Survey”), and where applicable, a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in the products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s Survey and RCOI regarding the Subject Minerals, as well as the Company’s additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.cintas.com. The content on, or accessible through, any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

1.    RCOI and Due Diligence Process.
The Company has conducted a good faith Survey and RCOI regarding the Subject Minerals. This good faith Survey and RCOI were reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. Where applicable, the Company exercised due diligence on the source and chain of custody of the Subject Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).
RCOI
The Company’s global supply chain and sourcing functions are complex. In the course of its business operations, the Company may purchase materials and components containing conflict minerals. These materials and components may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are multiple tiers of third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct suppliers to provide information regarding the origin of any conflict minerals that are included in its products. In accordance with the OECD Guidelines and related guidance provided by the SEC, the Company worked with its direct suppliers to identify conflict minerals and, where possible, the smelters and/or refiners and countries of origin of the Subject Minerals.
Prior to the Reporting Period, the Company worked to identify direct suppliers that it believed could potentially provide materials or components containing Subject Minerals (collectively, the “Covered Suppliers”). The Company then included additional questions regarding conflict minerals in its existing supplier qualification survey to determine whether each such Covered Supplier was supplying materials or components to the Company that contained Subject Minerals and, if so, to determine the source of such Subject Minerals. The Company’s policies with respect to Conflict Minerals require suppliers, including potential suppliers, to, among other matters, confirm the source of any conflict minerals contained in materials or components supplied to the Company and to provide annual updates regarding such responses.
Given the size and complexity of the Company’s sourcing functions, the Company focused on its managed suppliers, ranked by the amount the Company spends with each such supplier, and suppliers that had the highest probability of supplying the Company with materials or components containing Subject Minerals (e.g., electronics). An escalation process was conducted with Covered Suppliers who continued to be non-responsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. Using a risk-based approach, the Company evaluated responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which materials or components were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals. The Company engaged certain Covered Suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that the Company’s inquiries regarding conflict minerals were understood and complied with.
Due Diligence
The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:
Establish Strong Company Management Systems
Internal Committee to Support Sourcing Function Due Diligence.
The Company has a Conflict Minerals Steering Committee (“Committee”) to guide conflict minerals engagement with its managed suppliers. During the Reporting Period, the Committee continued to meet with senior members of the Company’s the Global Supply Chain Division and finance and legal departments to educate the Company’s purchasing and compliance personnel on the SEC’s rules regarding conflict minerals and to ensure the timely implementation of the Company’s conflict minerals policies and procedures. This Committee of subject matter experts is responsible for working with the Company’s employees to provide training and guidance, implement reporting systems and facilitate communication between departments with respect to compliance with the SEC’s reporting requirements regarding conflict minerals.

Internal Measures Taken to Strengthen Engagement with Suppliers.
The Company’s conflict minerals reporting compliance measures are managed by the Committee. The Global Supply Chain Division, working under the supervision of the Committee, along with each of the Company’s business divisions, are responsible for identifying items and vendors associated with conflict minerals, if any, and where possible, the supplier of such conflict minerals in the Company’s materials or components. During the Reporting Period, the Company: (i) held training seminars and established methods to support the education of the Company’s supplier base regarding conflict minerals; and (ii) established internal training for responses to questions from the Company’s customers regarding conflict minerals.
Adoption of Conflict Minerals Policy.
Within the Company’s supplier relationships, the Company seeks to manage its sourcing processes ethically, and to hold the Company and its suppliers to high standards of behavior. This means that the Company is committed to working with its suppliers to encourage responsible practices throughout the supply network. In addition, as outlined in the Company’s Conflict Minerals Policy (the “Policy”), the Company is committed to compliance with the SEC’s Conflict Minerals reporting obligations. The Policy applies to the Company, as well as any entity within the Company’s supply chain that produces consumer items for and to the specifications of the Company. The Policy, among other matters, requires the Company’s suppliers to have in place policies and due diligence measures that will enable such suppliers to reasonably determine the source of any conflict minerals contained in materials and components supplied to the Company.
Additional Terms and Conditions / Supplier Code of Conduct.
The Company is working to strengthen its commitment to the responsible sourcing of conflict minerals through the use of specific terms and conditions in certain supply agreements and purchase orders. When engaging suppliers who may supply the Company with materials or components containing conflict minerals, the Company includes terms and conditions in certain supply agreements and purchase orders that require, among other matters, that no materials or components supplied under such contract may contain any conflict minerals that directly or indirectly finance any armed group that has been identified as a perpetrator of human rights abuses. The Company added language to amend its Vendor Code of Conduct to prohibit suppliers from supplying the Company with certain conflict minerals originating in the Covered Countries.
Identify and Assess Risks in the Sourcing Function
As discussed above, the Company continues to assess its sourcing function risks and work with its suppliers in developing greater supply chain transparency. The following steps were continued or initiated during the Reporting Period:

•	Breaking items and suppliers down by sourcing segment.

•	Working with segment leaders to identify high potential items and supplies that could possibly have conflict minerals present.

•	Determining which items or suppliers are true “contract to manufacture.”

•	Extracting all items and components from the company’s enterprise resource planning system via bills of materials.

•	Reviewing each item and/or component for applicability to the rules provided by the SEC.

•	Contacting suppliers identified as “high possibility” for conflict minerals.

•	Securing either supplier attestation that no conflict minerals exist in products provided or a completed Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template.

•	Developing supplier training protocol.

•	Engaging an independent third party organization to further vet/screen potential suppliers identified by the Company’s supply chain team.

Design and Implement a Strategy to Respond to Identified Risks
The Company is committed to maintaining high standards of corporate responsibility through its compliance with Form SD. As required by Form SD, the Company is reporting the findings of its Survey, RCOI and additional due diligence measures through the preparation of this Report. The Committee that manages conflict minerals engagement with the Company’s suppliers also works to address any significant due diligence findings as they arise. For example, as noted above, the Company is required to conduct additional due diligence for certain Covered Suppliers who provided inadequate or incomplete initial responses to the Company’s Survey and RCOI. The Company uses its conflict minerals policies and procedures to monitor the presence of conflict minerals in its supply chain. Data gathered from the execution of its conflict minerals policies and procedures is used at the supplier management level to oversee the Company’s supplier base and to provide key metrics to decision makers to assist with the Company’s conflict minerals reporting compliance and to provide meaningful comparisons regarding supply chain transparency across the Company.
Carry Out Independent Third-Party Audit of Smelter’s / Refiner’s Due Diligence Practices
Where possible, the Company has relied on third party assurances and certifications. For example, the Company accepts as reliable any smelter that is a member of the CFSI Conflict Free Smelter program. To the extent that other audited supplier certifications are provided to the Company, the Company may consider reliance on a case-by-case basis.
Report Annually on Sourcing Function Due Diligence
The Form SD and this Report are publicly available at www.cintas.com and meet the OECD recommendation to report annually on the sourcing function due diligence.
2.    Diligence Results.
Based on the information obtained pursuant to the Survey, RCOI and due diligence process described above, the Company does not have sufficient information, with respect to the Reporting Period, to determine the known facility/smelter or country of origin of any of the Subject Minerals. The Company expects to continue to implement and refine its conflict minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers. See “Additional Due Diligence and Risk Mitigation” below for additional detail.
3.    Additional Due Diligence and Risk Mitigation.
The Company expects to take the following steps, among others, to improve its RCOI process and due diligence measures:
Continuous Improvement of Sourcing Function Due Diligence
The Company expects to continue to improve its sourcing function due diligence efforts. Such measures may include, but are not limited to:

•	incorporating in all contracts that the Company is committed to not using conflict minerals from the Covered Countries;

•	assessing the presence of conflict minerals in its supply chain;

•	clearly communicating expectations with regard to transparency of supplier sourcing of conflict minerals;

•	increasing the response rate for RCOI process;

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the CFSI Conflict Free Smelter program; and

•
contacting smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the CFSI Conflict Free Smelter program.